

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 1, 2016

Mr. Luca D'Agnese
Chief Executive Officer
Enersis Américas S.A.
Santa Rosa 76
Santiago, Chile

> **Re:** **Enersis Américas S.A.**
> **Amendment No. 3 to Registration Statement on Form F-4**
> **Filed August 29, 2016**
> **File No. 333-211405**
>
> **Amendment No. 2 to Schedule 13E-3 filed by Enersis Américas S.A., et al.**
> **Filed August 29, 2016**
> **File No. 005-89569**

Dear Mr. D'Agnese:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 19, 2016 letter.

Schedule 13E-3

1. We note your response to comment 1; however, as discussed in our telephone call with you, we believe that shareholders evaluating the prospectus need to be advised of the board's fairness determination of the transaction as a whole, including all of their options to participate: merger, dissenters' withdrawal rights and tender offer. Therefore, please revise the disclosure in the prospectus to include a discussion of the fairness of the transaction as a whole pursuant to Item 1014 of Regulation M-A, including a discussion of the tender offer and dissenters' withdrawal rights as alternatives. Expand the discussion of fairness throughout the prospectus, and in particular, in the Special Factors section accordingly.

Registration Statements on Form F-4

General

2. Revise generally throughout to reflect the increase to the tender offer price.

Special Factors, page 27

3. We note your response to comment 11. Please describe in greater detail the Chilean legal requirements regarding related-party transactions that allow you to consider this transaction as being conducted at an arm's length basis.

4. We note your response to comment 12. Please tell us whether the three preliminary reports you refer to in your response were the only outside-party reports considered by the respective Boards in determining the preliminary exchange ratios. In this regard, we note the disclosure in the Form F-4 filed on May 17, 2016 that Rafael Malla O. was appointed as an independent appraiser for Enersis Americas and the references to his report in the opinion of Santander Chile S.A included in this amendment. Please also revise the Special Factors section to disclose the delivery of the preliminary reports to the respective boards of directors and describe in greater detail how the boards of directors considered the preliminary reports in determining the preliminary exchange ratios.

5. We note your response to comment 19; however your revised disclosure does not reflect that the Board of Directors for Endesa Américas considered, reviewed, and adopted the analyses and opinions of Deutsche Bank, Mr. Becker, Santander Chile, and Tyndall as you state in your response. Please revise or advise.

Summary of Deutsche Bank Securities Inc.'s Fairness Opinion, page 55

6. We note your response to comment 22; however we re-issue the comment because it is not clear that "holders of Endesa Américas shares other than Enersis Américas and their affiliates" has the same meaning as "unaffiliated shareholders of Endesa Américas." For example, you disclose on page 148 that Chief Financial Officer, Raúl Arteaga, owned 11,603 shares of Endesa Américas common stock as of August 26, 2016. Such person would not be considered an unaffiliated shareholder of Endesa Américas, but he falls outside the definition of persons captured by the definition "holders of Endesa Américas shares other than Enersis Américas and their affiliates." Please revise or advise.

Please contact Michael Kennedy, Staff Attorney, at 202-551-3832, Lisa Kohl, Legal Branch Chief, at 202-551-3252, Jennifer López-Molina, Staff Attorney in the Office of Mergers & Acquisitions, at 202-551-3792, Tina Chalk, Senior Special Counsel in the Office of Mergers & Acquisitions, at 202-551-3263, or me at 202-551-3720 with any questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products